

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 2, 2009

Ms. Mindy Kline
Chief Executive Officer
Gold Star Tutoring Services, Inc.
4111 NW 28th Way
Boca Raton, FL 33434

      RE: **Gold Star Tutoring Services, Inc.**
             Form 10-K for the year ended December 31, 2008
             Filed March 26, 2009, as amended October 2, 2009
             File No. 000-53158

Dear Ms. Kline:

We have reviewed your revised filing and response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Form 10-K for the year ended December 31, 2008

Item 9A. Controls and Procedures

1.   We note your response to prior comment 3 from our letter dated September 30, 2009 and your revised disclosure controls and procedures disclosure. Please revise to reflect that the evaluation of the effectiveness of your disclosure controls and procedures must be as of the end of the fiscal period covered by the report. Please remove the references to "fiscal quarter" and "this Quarterly Report on Form 10-Q" and revise your disclosure to reflect the evaluation of the effectiveness of your disclosure controls and procedures as of December 31, 2008. See Item 307 of Regulation S-K.

2.   We note that you have changed your disclosure with respect to changes in your internal control over financial reporting so that it references a Quarterly Report on Form 10-Q. Please change the disclosure so that is references your amended Form 10-K.

Item 15. Exhibits, Financial Statement Schedules

3.   We note your response to prior comment 5 from our letter dated September 30, 2009. We note that both all of your signatures on page 14 and your four certifications are dated in March 2009. Your amended filing must include updated signatures and certifications with dates reflecting when the revised filing and certifications were signed by your executive officers and directors. Please include revised signatures and certifications with your amended filing.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director